Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED BYLAWS

OF

ENTERCOM COMMUNICATIONS CORP.

The Board of Directors (the “Board of Directors”) of Entercom Communications Corp., a Pennsylvania corporation (the “Corporation”), at a duly convened meeting of the Board of Directors at which a quorum was present, by the affirmative vote of a majority of the directors present at such meeting and in accordance with the Corporation’s Amended and Restated Articles of Incorporation, the Corporation’s Amended and Restated Bylaws (the “Bylaws”) and the Pennsylvania Business Corporation Law, adopted and approved the following amendment to the Bylaws, effective as of February 1, 2017.

The Bylaws are hereby amended by adding the following new Section 10.6:

Section 10.06     Except with respect to disputes governed by Section 8.06 of these Bylaws, and unless the Corporation consents in writing to the selection of an alternative forum, the Court of Common Pleas in Montgomery County (the “Court”) of the Commonwealth of Pennsylvania (or, in the event that the Court does not have jurisdiction, the federal district court for the Eastern District of Pennsylvania or other state courts of the Commonwealth of Pennsylvania) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a duty owed by any director, officer or other employee of the Corporation to the Corporation or to the Corporation’s shareholders, (c) any action arising pursuant to any provision of law or Articles or these Bylaws (as they may be amended from time to time), (d) any action to interpret, apply, enforce or determine the validity of the Articles or these Bylaws or (e) any action asserting a claim against the Corporation governed by the internal affairs doctrine.